FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS APPEARING IN THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

B.O.S. Better Online Solutions Reports Third Quarter 2007 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: November 21, 2007

B.O.S Better Online Solutions Reports Third Quarter 2007

Financial Results

RISHON LEZION, Israel, November 21 /PRNewswire-FirstCall/ – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC), leading provider of enterprise software and RFID solutions, reported today its results for the third quarter ended September 30, 2007.

Third Quarter 2007 Financial Highlights:

—	Revenues up 4% in comparison to parallel quarter in 2006

—	Backlog 30% higher than the backlog as of December 31, 2006

—	Investment in sales channels and expansion of our product offerings resulted in 14% increase in operating expenses

—	Financial expenses down by 66% in comparison to parallel quarter in 2006

—	RFID revenues amounted to $395 thousands compared to $26 thousands in the parallel quarter in 2006

Revenues for the third quarter of 2007 amounted to $5.5 million, a 4% increase over the revenues in the comparable quarter in 2006 and 3% decrease over the second quarter of 2007. The revenues of third quarter are relatively lower because of the summer vacations and holidays. RFID revenues continue to grow and amounted to $395 thousands in the third quarter in 2007 compared to $26 thousands in the parallel quarter in 2006.

Our backlog as of September 30, 2007 amounted to a record number of $7.9 million, reflecting a 29.6% increase over backlog as of the end of 2006.

Operating expenses increased by 14% to $1.54 million in the third quarter of 2007, from $1.35 million in the comparable quarter in 2006. The increase reflects an investment in expanding our sales channels by an increased sales team and related marketing expenses. In addition, during the second and third quarter of 2007 we expanded our product offering and launched the BOS RFID Middleware Server and data management solution. We believe that the combination of investment in sales channels and expansion of our product offering will improve our operating results in the coming quarters.

As a result of the above, operating loss in the third quarter of 2007 amounted to $390 thousands (or $179 thousands on non – GAAP basis, i.e. excluding option compensation, amortization of intangible assets and expenses related to conversion of convertible notes), compared to operating loss of $273 thousands (or $99 thousands on a non – GAAP basis).

Financial expenses in the third quarter of 2007 were reduced by 65.8% to $67 thousands as compared to $196 thousands in the comparable quarter in 2006. The reduction is related to the conversion of convertible notes in June 2007.

Tax expenses for the third quarter of 2007 amounted to $122 thousands compared to a tax benefit of $43 thousands in the comparable quarter of 2006. Tax expenses for the third quarter of 2007 include $38 thousand of tax expenses related to prior years.

Loss from continuing operation for the third quarter of 2007 amounted to $636 thousands (or loss of $425 thousands on a non – GAAP basis) compared to loss of $416 thousands (or loss of $242 thousands on a non – GAAP basis) in the third quarter of 2006.

Income related to discontinued operations for the third quarter of 2007 amounted to $237 thousands compared to income of $22 thousands in third quarter of 2006.

Net loss for the third quarter of 2007 amounted to $399 thousand (or net loss of $188 thousands on a non- GAAP basis), reflecting $0.04 net loss per share. Net loss for the third quarter of 2006 amounted to $394 thousand (or net loss of $220 thousands on non- GAAP basis), reflecting $0.06 net loss per share

Information with respect to non-GAAP reconciliation to GAAP accompanies the condensed financial statements in this release.

Net loss for the nine months period ending September 30, 2007, amounted to $1,549 thousand (or $0.19 per share) compared to net loss of $220 thousands (or $0.03 per share) in the nine month period ending September 30, 2006.

Liquidity and capital resources

During the first nine months of 2007, our balance sheet has strengthened significantly.

Cash and cash equivalents increased to $4.4 million as of September 30, 2007, from $2 million as of December 31, 2006

Shareholders equity increased to $18.3 million as of September 30, 2007 from $12.3 million as of December 31, 2006.

Liabilities were reduced to $10.3 million as of September 30, 2007 from $12.2 million as of December 31, 2006.

Shmuel Koren, BOS’ President & CEO said: “I am very pleased with our ability to grow our business and expand our product range, both organically and through the acquisition of Summit Radio Corp., which will increase our sales in the Supply Chain Division and boost BOS’ presence in the United States. We are focused on increasing our RFID business going forward and we already see results as revenues from our RFID business amounted to $1 million in the first 9 months of 2007 in comparison to $83 thousands in 2006.

Edouard Cukierman BOS’ Chairman of the Board added: “With the Summit acquisition and the Company’s increasing presence in the RFID market, we look forward to a positive impact on our results in year 2008.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: (i) Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions, and (ii) Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is http://www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,		ended December 31, 2006
	2007	2006	2007	2006
	(Unaudited)

Revenues:
Software Solutions	$1,241	$1,522	$417	$504	$2,058
Supply Chain Solutions	15,341	13,335	5,093	4,794	18,859

Total Revenues	16,582	14,857	5,510	5,298	20,917

Cost of revenues	13,024	11,460	4,358	4,220	16,200

Gross profit	3,558	3,397	1,152	1,078	4,717

Operating costs and expenses:
Research and development	363	410	141	121	486
Sales and marketing	2,470	1,463	997	467	2,019
General and administrative	1,374	2,297	404	763	3,268

Total operating costs and expenses	4,207	4,170	1,542	1,351	5,773

Operating loss	(649)	(773)	(390)	(273)	(1,056)
Financial expenses, net	(421)	(402)	(67)	(196)	(626)
Expenses related to conversion of
convertible note	(611)	-	-	-
Other income (expenses), net	(26)	(29)	(57)	10	-

Loss before taxes on income	(1,707)	(1,204)	(514)	(459)	(1,682)
Taxes benefit	(79)	56	(122)	43	89

Loss from continuing operations	(1,786)	(1,148)	(636)	(416)	(1,593)
Income related to discontinued
operations	237	928	237	22	1,685

Net income (loss)	(1,549)	$(220)	$(399)	$(394)	$92

Basic and diluted net loss per share
from continuing operations	$(0.22)	$(0.17)	$(0.07)	$(0.06)	$(0.24)

Diluted net earnings per share from
discontinued operations	$0.03	$0.14	$0.03	-	$0.25

Basic and diluted net earnings (loss)
per share	$(0.19)	$(0.03)	$(0.04)	$(0.06)	$0.01

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	September 30, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,433	$2,033
Trade receivables	6,328	5,632
Other accounts receivable and prepaid expenses	1,272	858
Inventories	4,896	4,017

Total current assets	16,929	12,540

LONG-TERM ASSETS:
Severance pay fund	531	741
Investment in other companies	8,082	8,082
Other	23	65

Total long-term assets	8,636	8,888

PROPERTY, PLANT AND EQUIPMENT, NET	630	520
CUSTOMER LIST, NET	1,528	1,629
GOODWILL	952	952

	$28,675	$24,529

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank loans	$3,062	$2,931
Current maturities of long-term bank loans and convertible note	616	1,157
Trade payables	3,261	3,844
Employees and payroll accruals	468	460
Deferred revenues	139	103
Accrued expenses and other liabilities	945	999

Total current liabilities	8,491	9,494

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	947	-
Convertible note (net of current maturities)	-	1,171
Deferred taxes	316	362
Accrued severance pay	615	916
Other long-term liabilities	-	237

Total long-term liabilities	1,878	2,686

SHAREHOLDERS' EQUITY	18,306	12,349

Total liabilities and shareholder's equity	$28,675	$24,529

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Reconciliation of GAAP to Non-GAAP results of operation (U.S. dollars in thousands):

	Nine months ended September 30,
	2007				2006
	GAAP basis	Adjustments		Non GAAP	GAAP basis	Adjustments		Non GAAP
	(Unaudited)				(Unaudited)

Revenues	$16,582	-		$16,582	$14,857	-		$14,857
Cost of revenues	13,024	-		13,024	11,460	-		11,460

Gross profit	3,558	-		3,558	3,397	-		3,397

Operating costs and expenses:
Research and development	363	-		363	410	-		410
		(153	) *
Sales and marketing	2,470	(177	) **	2,140	1,463	(156	) *	1,307
General and administrative	1,374	(271	) **	1,103	2,297	(577	) **	1,720

Total operating costs and expenses	4,207	(601)		3,606	4,170	(733)		3,437

Operating income (loss)	(649)	601		(48)	(773)	733		(40)
Financial expenses, net	(421)	-		(421)	(402)	-		(402)
Expenses related to conversion of convertible note	(611)	611	***	-	-	-		-
Other income (expenses), net	(26)	-		(26)	(29)	-		(29)

Loss before taxes on income	(1,707)	1,212		(495)	(1,204)	733		(471)
Taxes on income	(79)	-		(79)	56	-		56

Income (loss) from continuing operations	(1,786)	1,212		(574)	(1,148)	733		(415)
Income related to discontinued
operations	237	-		237	927	-		927

Net income (loss)	$(1,549)	$1,212		$(337)	$(221)	$733		$512

Notes to reconciliation of GAAP to Non-GAAP results of operation:
* Amortization of intangible assets
** Stock based compensation
*** Expenses related to conversion of convertible notes

	Three months ended September 30,
	2007				2006
	GAAP basis	Adjustments		Non GAAP	GAAP basis	Adjustments		Non GAAP
	(Unaudited)				(Unaudited)

Revenues	$5,510	-		$5,510	$5,298	-		$5,298
Cost of revenues	4,358	-		4,358	4,220	-		4,220

Gross profit	1,152	-		1,152	1,078	-		1,078

Operating costs and expenses:

Research and development	141	-		141	121	-		121
		(51	)*
Sales and marketing	997	(90	)**	856	467	(52	)*	415
General and administrative	404	(70	)**	334	763	(122	)**	641

Total operating costs and expenses	1,542	(211)		1,331	1,351	(174)		1,177

Operating income (loss)	(390)	211		(179)	(273)	174		(99)
Financial expenses, net	(67)	-		(67)	(196)	-		(196)
Expenses related to conversion of convertible note	-	-		-	-	-		-
Other income (expenses), net	(57)	-		(57)	10	-		10

Loss before taxes on income	(514)	211		(303)	(459)	174		(285)
Taxes on income	(122)	-		(122)	43	-		43

Income (loss) from continuing operations	(636)	211		(425)	(416)	174		(242)
Income related to discontinued
operations	237	-		237	22	-		22

Net income (loss)	$(399)	$211		$(188)	$(394)	$174		$(220)

Notes to the reconciliation of GAAP to Non-GAAP results of operation:
* Amortization of intangible assets
** Stock based compensation
*** Expenses related to conversion of convertible notes

GEOGRAPHICAL INFORMATION

	Nine months ended Sep 30,		Three months ended Sep 30,		ended December 31, 2006
	2007	2006	2007	2006
	(Unaudited)

Israel	$11,601	$10,483	$3,967	$3,711	$14,877
United States	2,839	2,066	921	980	2,848
Europe	1,384	700	419	253	1,173
Far east	758	1,608	203	354	2,019

Total revenues	$16,582	$14,857	$5,510	$5,298	$20,917